UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

August 10, 2023

Shell plc (the “Company”) announces that on August 9, 2023, Bram Schot, a Person Discharging Managerial Responsibilities (“PDMR”) has disposed of 8,000 certificates Shell Turbo Long 6,5 BNP Paribas Markets (ISIN: NL0009558519). These certificates are cash settlement instruments the value of which is linked to the share price of the Company’s ordinary shares with a nominal value of €0.07 each (“Shell Shares”). In this case, the ratio is 1:1 and accordingly 8,000 certificates represent 8,000 Shell Shares.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)		Bram
Last Name(s)		Schot
2. Reason for the notification
Position/status		Non-executive Director
Initial notification/amendments		Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		Shell plc
Legal Entity Identifier code		21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument		Certificates Shell Turbo Long 6,5 BNP Paribas Markets
Identification Code		NL0009558519
Nature of the transaction		Disposal
Currency		EUR
Price		€22.34 (average – breakdown below)
Volume		8000
Total		€178,751.00
Aggregated information
Trade 1		Trade 2
Volume	5000	Volume	3000
Price	€22.345	Price	€22.342
Total	€111,725.00	Total	€67,026.00
Date of transaction		August 9, 2023
Place of transaction		Euronext

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: August 10, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary